May 28, 2025

Kwok Yiu Keung
Chief Executive Officer
K-Tech Solutions Company Limited
Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

       Re: K-Tech Solutions Company Limited
           Registration Statement on Form F-1
           Filed on May 19, 2025
           File No. 333-287391
Dear Kwok Yiu Keung:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed May 19, 2025
General

1. We note your disclosure on the cover page that the underwriters have a 30 day over-
       allotment option, however, we note on page 12 that they have a 45 day over-allotment option. Please revise.
2. Please revise Exhibit 5.1 to cover the over-allotment option, representative warrants, and if applicable, the shares underlying the representative warrants. Capitalization, page 51

3. Please revise your capitalization and dilution discussions and tables to reflect the latest balance sheet date presented in the filing.
Management
 May 28, 2025
Page 2

Compensation of Directors and Executive Officers, page 85

4. Please update your compensation disclosure to reflect the fiscal year ended March 31,
       2025. Refer to Item 6.B of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Lawrence Venick